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                                                                 Exhibit (a)(1)


                           Century Properties Fund XX

June 16, 1999

Dear Limited Partner:

         Enclosed is the Schedule 14D-9 which was filed by Century Properties Fund XX (the "Partnership") with the Securities and Exchange Commission in connection with an offer by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO Operating Partnership"), to purchase units of limited partnership interest in the Partnership.

         The Partnership's general partner, Fox Partners III, is a subsidiary of the AIMCO Operating Partnership and therefore has certain conflicts of interest in connection with the response to the offer. AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, THE PARTNERSHIP AND THE GENERAL PARTNER ARE REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER. Nevertheless, the General Partner does believe the offer is fair to the holders of units.

         Limited Partners should carefully read the enclosed Schedule 14D-9, the Offer to Purchase of the AIMCO Operating Partnership, dated June 16, 1999 relating to the offer to acquire units of the Partnership (the "Offer to Purchase"), and the related Letter of Transmittal and Instructions. Certain information in the Schedule 14D-9 is incorporated by reference to the Offer to Purchase.


                                       FOX PARTNERS III
                                       General Partner

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

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